UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
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                              (Amendment No. __)*


                      Magnitude Information Systems, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                  559534 10 2
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                                 (CUSIP Number)


                                October 13, 2009
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            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1     NAMES OF REPORTING PERSONS.

      Michael Zaroff
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

  (a) |_|
  (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
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5     SOLE VOTING POWER

  10,206,735 Common Shares and 17,000,000 presently exercisable stock options
               -----------------------------------------------------------------
 NUMBER OF     6     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
REPORTING
   PERSON      10,206,735 Common Shares and 17,000,000 presently exercisable stock options
    WITH:
               -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                              0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,206,735 Common Shares and 17,000,000 presently exercisable stock options

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ITEM 9

      5.99%
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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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Item 1(a).  Name of Issuer:

                  Magnitude Information Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  Magnitude Information Systems, Inc.
                  330 West 38th Street
                  New York, New York 10018

Item 2(a).  Name of Person Filing:

                  Michael Zaroff

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  21510 St. Andrews Grand Circle, Boca Raton, Florida 33486

Item 2(c).  Citizenship:

            U.S. Citizen

Item 2(d).  Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).  CUSIP Number:

                  559534102
Item 3.

      If this statement is filed pursuant to ss.ss240.13d-1(b),t 0 0 or 240.13d-2(b)or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).
      (b) |_| Bank as defined in section 3(a)(6) of the Act 15U.S.C.78c). (c) |_| Insurance company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c).
      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
      (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)
               (ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

10,206,735 Common Shares and 17,000,000 presently exercisable stock options

      (b) Percent of class:
          According to information contained in Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 14, 2009 for the quarter ended June 30, 2009, there were 454,099,712 common shares outstanding. The reporting Person may be deemed to be the beneficial owner of approximately 5.99% of the total number of shares outstanding.

      (c) Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote:

10,206,735 Common Shares and 17,000,000 presently exercisable stock options

            (ii) Shared power to vote or to direct the vote:

                  0
            (iii) Sole power to dispose or to direct the disposition of:

10,206,735 Common Shares and 17,000,000 presently exercisable stock options

            (iv) Shared power to dispose or to direct the disposition of:

                  0

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  N/A

Item 8.     Identification and Classification of Members of the Group.

                  N/A

Item 9.     Notice of Dissolution of Group.

                  N/A

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: November 2, 2009

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Michael Zaroff
                                             ------------------
                                             Michael Zaroff


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